Exhibit 99.2

UNIQURE N.V.

UNIQURE N.V.

Unaudited Condensed Consolidated Balance Sheets

(€ in thousands)

		DECEMBER 31,	SEPTEMBER, 30
	NOTE	2013	2014
Assets
Non-current assets
Goodwill	8,9	—	1,342
Other Intangible assets, net	8,9	7,775	15,311
Property, plant and equipment	7	2,614	17,055
Other non-current assets	10	923	978
Total non-current assets		11,312	34,686
Current assets
Receivables from related parties	11	1,425	1,138
Trade and other receivables	11	1,557	2,188
Inventories	12	865	539
Cash and cash equivalents	13	23,810	62,782
Total current assets		27,657	66,647
Total assets		38,969	101,333
Equity
Share capital		610	892
Share premium		142,459	205,811
Other reserves		6,536	14,422
Accumulated deficit		(144,041)	(169,920)
Total equity	14	5,564	51,205
Liabilities
Non-current liabilities
Borrowings	16	6,292	15,684
Financial lease liabilities	16,24	302	177
Deferred rent	24	680	5,525
Deferred revenue	17	15,679	15,017
Deferred tax liabilities	9	—	1,379
Contingent consideration	9	—	1,301
Total non-current liabilities		22,953	39,083
Current liabilities
Trade and other payables	15	7,601	8,924
Debt to related party - derivative	16	722	272
Borrowings	16	633	—
Borrowings - derivative	16	217	93
Deferred rent	24	—	451
Deferred revenue	17	1,279	1,305
Total current liabilities		10,452	11,045
Total liabilities		33,405	50,128
Total equity and liabiities		38,969	101,333

The notes are an integral part of these condensed consolidated financial statements.

UNIQURE N.V.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(€ in thousands, except share and per share data)

		THREE MONTHS ENDED		NINE MONTHS ENDED
		SEPTEMBER 30,		SEPTEMBER 30,
		as restated		as restated
	NOTE	2013	2014	2013	2014
		(€ in thousands)
License revenues	17	220	221	220	662
Collaboration revenues	17	1,073	780	1,831	2,551
Total revenues		1,293	1,001	2,051	3,213
Cost of goods sold		—	—	(800)	—
Other income		171	208	562	598
Research and development expenses	18	(3,152)	(9,514)	(9,573)	(23,740)
Selling, general and administrative expenses	19	(3,394)	(3,218)	(7,551)	(8,035)
Other gains / losses, net	20	(304)	3,630	(269)	3,694
Total operating costs		(6,679)	(8,894)	(16,831)	(27,483)
Operating result		(5,386)	(7,893)	(15,580)	(24,270)
Finance income		4	54	48	125
Finance expense		(1,656)	(1,220)	(4,470)	(1,734)
Finance income/(expense)—net		(1,652)	(1,166)	(4,422)	(1,609)
Result before corporate income tax		(7,038)	(9,059)	(20,002)	(25,879)
Corporate income taxes		—	—	—	—
Net loss		(7,038)	(9,059)	(20,002)	(25,879)
Items that may be subsequently reclassified to profit or loss		6	703	6	693
Other comprehensive income	20	6	703	6	693
Total comprehensive loss		(7,032)	(8,356)	(19,996)	(25,186)
Loss per share attributable to the equity holders of the Company during the year:
Basic and diluted loss per share	22	(0.61)	(0.51)	(1.94)	(1.54)

The notes are an integral part of these condensed consolidated financial statements.

UNIQURE N.V.

Unaudited Condensed Consolidated Statement of Changes in Equity/Deficit

(€ in thousands)

		Total
		Share	Share	Other	Accumulated	Total
	Note	Capital	Premium	Reserves	Deficit	Equity/Deficit
Balance at January 1, 2013		483	114,795	1,508	(117,234)	(448)
Result for the period		—	—	—	(20,002)	(20,002)
Other comprehensive income		—	—	—	6	6
Capital contributions		127	27,649	—	—	27,776
Result on conversion of loan		—	—	3,005	—	3,005
Share based payment/expense		—	—	1,411	—	1,411
Balance at September 30, 2013 (as restated)		610	142,444	5,924	(137,230)	11,748
Result for the period		—	—	—	(6,818)	(6,818)
Other comprehensive income		—	—	—	7	7
Capital contributions		—	15	—	—	15
Result on conversion of loan		—	—	—	—	—
Share based payment/expense		—	—	612	—	612
Balance at December 31, 2013	14	610	142,459	6,536	(144,041)	5,564
Result for the period		—	—	—	(25,879)	(25,879)
Other comprehensive income		—	—	693	—	693
Proceeds from shares issued		282	64,020	—	—	64,302
Share issuance costs		—	(668)	—	—	(668)
Share based payment/expense		—	—	7,193	—	7,193
Balance at September 30, 2014	14	892	205,811	14,422	(169,920)	51,205

The notes are an integral part of these condensed consolidated financial statements.

UNIQURE N.V.

Unaudited Condensed Consolidated Statement of Cash Flows

(€ in thousands)

		NINE MONTHS ENDED
		SEPTEMBER 30,
		as restated
	NOTE	2013	2014
Cash flow from operating activities
Net loss		(20,002)	(25,879)
Adjustments for:
Depreciation	7	398	859
Lease incentive	24		4,854
Derivative result	3	2,339	(574)
Derivative result arising on early conversion of loan	16	1,333	—
Exchange result		(4)	(2,545)
Other non-cash items			(1)
Share-based expenses	21	1,411	7,193
Changes in other non-current assets		(917)	—
Changes in trade and other receivables		(1,937)	(142)
Movement in inventories	12	(427)	326
Changes in trade and other payables	15	(282)	(1,812)
Changes in deferred revenue and provisions		17,102	(635)
Movement in other liabilities		1,701	1,209
Interest (income) / expense		956	1,035
Cash used in operations		1,671	(16,112)
Interest paid		(17)	(807)
Net cash used in operating activities		1,654	(16,919)
Cash flow from investing activities
Purchases of property, plant and equipment	7	(536)	(13,365)
Purchases of intangible assets	8	(3,623)	(2,129)
Interest received			95
Acquisition of businesses	9		(1,463)
Net cash used in investing activities		(4,159)	(16,862)
Cash flow from financing activities
Capital contribution from shareholders	14	14,278
Proceeds from shares issued	14		62,786
Share issuance cost	14		(668)
Convertible loans drawn down	16	11,999
Proceeds from borrowings	16	7,492	7,184
Redemption of financial lease	16	(106)	(116)
Net cash generated from financing activities		33,663	69,186
Net increase in cash, cash equivalents and bank overdrafts		31,158	35,405
Currency effect cash and cash equivalents		6	3,567
Cash, cash equivalents and bank overdrafts at beginning of the period		263	23,810
Cash, cash equivalents and bank overdrafts at end of the period		31,427	62,782

The notes are an integral part of these condensed consolidated financial statements.

UNIQURE N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

1. General information

uniQure N.V.

uniQure N.V. (“uniQure” or the “Company”) is a biopharmaceutical company domiciled in The Netherlands with headquarters at Meibergdreef 61, 1105 BA, Amsterdam, The Netherlands.

The Company is a leader in the field of gene therapy, and has developed the first product to receive regulatory approval in the European Union and has multiple collaborations designed to accelerate the development of a broad pipeline of additional product candidates. The Company was incorporated in January 2012 to acquire and continue the gene therapy business (“AMT Business”) of Amsterdam Molecular Therapeutics (AMT) Holding N.V. (“AMT”) and its subsidiaries (collectively, the “AMT Group”) and to facilitate additional financing, as described further below. As used in these condensed consolidated interim financial statements, unless the context indicates otherwise, all references to “uniQure” or the “Company” refer to uniQure and its consolidated subsidiaries.

Organizational structure of the uniQure Group

uniQure N.V. is the ultimate parent of the following group of entities:

Company name
uniQure biopharma B.V.
uniQure IP B.V.
uniQure Manufacturing B.V.
uniQure Assay Development B.V.
uniQure Research B.V.
uniQure non clinical B.V.
uniQure QA B.V.
uniQure Process Development B.V.
uniQure clinical B.V.
Stichting participatie AMT(1)
uniQure Inc.
uniQure GmbH (2)

(1)                                 Stichting participatie AMT is a Trust, not a company, but met the conditions for consolidation within uniQure’s consolidated financial statements. Stichting participatie AMT was established to facilitate AMT’s employee incentive schemes for the period up to 2010.

(2)                                 In July 2014 the company acquired Inocard GmbH, renamed to uniQure GmbH in August 2014.

Other matters

In January 2014, the Company entered into a collaboration and license agreement with 4D Molecular Therapeutics (“4D”) for the discovery and optimization of next-generation AAV vectors. Under this agreement, the Company has an exclusive license to 4D’s existing and certain future know-how and other intellectual property for the delivery of AAV vectors to CNS or liver cells for the diagnosis, treatment, palliation or prevention of all diseases or medical conditions. Under this collaboration, the 4D team, including Dr. David Schaffer, 4D’s co-founder and Professor of Chemical and Biomolecular Engineering at the University of California, Berkeley, will establish a laboratory, which the Company will fund, at a cost of approximately $3.0 million in aggregate over three years, to identify next generation AAV vectors. The Company is also required to make payments for pre-clinical, clinical and regulatory milestones under the collaboration as well as to pay single-digit royalties. In addition, the Company has granted options to purchase an aggregate of 609,744 ordinary shares in connection with this collaboration, and will recognize resulting share-based payment expense over three years. To the extent that the collaboration is successful, the Company may also incur additional third party costs in developing any product candidates and also in preparing, filing and prosecuting additional patent applications.

On January 20, 2014, the shareholders of the Company approved, and on January 21, 2014 the supervisory board of the Company confirmed, a 5-for-1 consolidation of shares, which had the effect of a reverse share split, that became effective on January 31, 2014. All share, per-share and related information presented in these unaudited condensed consolidated financial statements and accompanying footnotes has been retroactively adjusted, where applicable, to reflect the impact of the reverse share split.

On February 5, 2014 the Company successfully completed its initial public offering, placing 5,400,000 shares at $17 per share, raising total gross proceeds of $91,800,000 (€67,300,000) and net proceeds of $85,400,000 (€62,600,000) after commissions but before expenses. At the time of the initial public offering all existing shareholders agreed to a 180 day lock-up that has expired on August 4, 2014.

On July 15, 2014 the Company signed and on July 31, 2014 the Company closed an agreement to acquire all shares of InoCard GmbH. For further disclosures please refer to note 9.

The unaudited condensed consolidated financial statements were authorized for issue by the supervisory board on November 25, 2014.

2. Summary of Significant Accounting Policies

2.1 Basis of Preparation

These unaudited condensed consolidated financial statements of the Company were prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. Certain information and disclosures normally included in consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2013 which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. These consolidated financial statements for the year ended December 31, 2013 were filed with the SEC on April 25, 2014 as part of the Company’s Annual Report on Form 20-F.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to these condensed consolidated financials, are disclosed in Note 4.

The Company’s consolidated financial statements are presented in thousands of Euro, which is the Company’s presentation currency. Assets and liabilities of Group entities are translated into euro at the period end rates of exchange, and the results of their operations are translated into euro at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive income/(loss).

The Unaudited Condensed Consolidated Statements of Comprehensive Income for the Nine Months Ended September 30, 2013 have been restated as described below. As a result of the adjustments listed below, the comprehensive loss for the nine month period ending September 30, 2013, was reduced by €426,000 and the basic and diluted loss per share was reduced by €0.01 compared with the previously prepared interim financial statements for that period. There was no change to the audited financial statements for 2013.

	9 months ended september 30
	as reported	as restated
	2013	2013	adjustments
	(€ in thousands)
License revenues	220	220	—
Collaboration revenues	1,831	1,831	—
Total revenues	2,051	2,051	—
Cost of goods sold	(800)	(800)	—
Other income	686	562	(124)
Research and development expenses	(9,856)	(9,573)	283
Selling, general and administrative expenses	(7,612)	(7,551)	61
Other gains / losses, net	(269)	(269)	—
Total operating costs	(17,051)	(16,831)	220
Operating result	(15,800)	(15,580)	220
Finance income	48	48	—
Finance expense	(4,676)	(4,470)	206
Finance income/(expense)—net	(4,628)	(4,422)	206
Result before corporate income tax	(20,428)	(20,002)	426
Corporate income taxes	—	—	—
Net loss	(20,428)	(20,002)	426
Items that may be subsequently reclassified to profit or loss	—	—	—
Other comprehensive income	6	6	—
Total comprehensive loss	(20,422)	(19,996)	426
Loss per share attributable to the equity holders of the			—
Company during the year			—
Basic and diluted loss per share	(1.95)	(1.94)	0.01

The adjustment made to the Other Income line item of negative €124,000 reflects a different quarterly allocation of a government grant, where recognition is based on the progress of the program. Changes in the Operating expenses line item of €345,000 relates to a more accurate attribution of expenses over the quarters. The adjustment made to the Finance expense line item of €206,000 reflects the correction of an error in the presentation on borrowings related to the Hercules loan (Revaluation effect of €278,000 and an interest accrual of negative €72,000).

September 30, 2013 Consolidated	Total Share	Share	Other	Accumulated	Total Equity /
Statement of changes in Equity / Deficit	Capital	Premium	reserves	deficit	deficit
(€ of thousands)
As reported	609	142,444	5,924	(137,655)	(11,322)
As restated	609	142,444	5,924	(137,229)	(11,748)
Adjustments	—	—	—	426	426

As a result of these cumulative adjustments, as of September 30, 2013, the accumulated deficit increased by €426,000 and as a result the total deficit increased by €426,000.

2.2 Changes in Accounting Policy and Disclosures

The accounting policies adopted are consistent with those of the previous financial year, except as described below.

a) New and amended standards adopted by the Company

The following standards and amendments to standards became effective for annual periods beginning on January 1, 2014 and have been adopted by the Company in the preparation of the condensed consolidated financial statements:

IFRS 10	Amended / Consolidated Financial Statements
IFRS 12	Amended / Disclosures of Interest in Other Entities
IAS 27	Amended / Consolidated and Separate Financial Statements
IAS 32	Amended / Financial Instruments: Presentation
IAS 36	Amended / Impairment of Assets
IAS 39	Amended / Financial Instruments: Recognition and Measurement
IFRIC 21	Levies

The adoption of these new standards and amendments did not materially impact the Company’s financial position or results of operations.

b) New and amended standards not yet adopted by the Company

The standard that could have a significant effect on the consolidated financial statements of the Company is IFRS 15 “Revenue from contracts with customers”. IFRS 15 is effective from January 1, 2017 with retrospective effect. The Company has not early adopted IFRS 15 and has yet to assess its full impact. IFRS 9 “Financial Instruments” published in July 2014 is effective as from January 1, 2018 with early adoption permitted. The Company has not early adopted IFRS 9 and has yet to assess IFRS 9’s full impact. There are no other standards which are currently available for early adoption which are expected to have a significant effect on the condensed consolidated financial statements of the Company.

2.3 New items following the acquisition of Inocard

a) Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the fair value of the identifiable net assets acquired. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of the cash-generating unit containing the goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs of disposal. Any impairment is recognised immediately as an expense and is not subsequently reversed.

b) In-process research & development

In-process research and development (“IPR&D”) represents the fair value assigned to incomplete research projects that the Company acquires through business combinations which, at the time of acquisition, have not reached technical feasibility. The amounts are capitalized and are accounted for as indefinite-lived intangible assets, subject to impairment testing until completion or abandonment of the projects. Upon successful completion of each project, uniQure will make a determination as to the then useful life of the intangible asset, generally determined by the period in which the substantial majority of the cash flows are expected to be generated, and begin amortization. The Company tests IPR&D for impairment at least annually, or more frequently if impairment indicators exist, by first assessing qualitative factors to determine whether it is more likely than not that the fair value of the IPR&D intangible asset is less than its carrying amount. If the Company concludes it is more likely than not that the fair value is less than the carrying amount, a quantitative test that compares the fair value of the IPR&D intangible asset with its carrying value is performed. If the fair value is less than the carrying amount, an impairment loss is recognized in operating results.

c) Contingent consideration

As part of the purchase agreement with the previous owners of Inocard, a portion of the consideration was determined to be contingent and is based on the performance of the acquired entity. Additional cash payments to the previous owners of Inocard are payable upon achievement of certain milestones. Adjustments to the contingent liability from acquisition on July 31, 2014 will be recognised in the statement of profit or loss. The fair value is determined using the discounted cash flow (DCF) method.

d) Deferred income tax

Deferred income tax is recognised on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

3. Financial risk management

3.1 Financial risk factors

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk.

The condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2013.

Since December 31, 2013, other than the departure of the Company’s CFO in May 2014, there have been no changes in the Company’s finance department, which is responsible for financial risk management, nor in the Company’s financial risk management policies.

The table below analyzes the Company’s financial liabilities in relevant maturity groupings based on the length of time until the contractual maturity date, as at the balance sheet date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying value balances as the impact of discounting is not significant.

	LESS THAN	BETWEEN 1	BETWEEN 2	OVER 5
	1 YEAR	AND 2 YEARS	AND 5 YEARS	YEARS
	(€ in thousands)
At December 31, 2013
Borrowings (excl. Finance lease liabilities)	1,498	3,372	4,192	—
Financial lease liabilities	156	168	134	—
Trade and other payables	7,445	—	—	—
Derivatives	939	—	—	—
Total	10,038	3,540	4,326	—
At period ended September, 2014
Borrowings (excl. Finance lease liabilities)	1,639	5,790	13,067	—
Financial lease liabilities	165	177	—	—
Trade and other payables	8,758	—	—	—
Contingent consideration	—	—	—	14,500
Derivatives	365	—	—	—
Total	10,927	5,967	13,067	14,500

For financial instruments that are measured on the balance sheet at fair value, IFRS 7 requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•                  Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

•                  Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); and

•                  Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to ascertain the fair value of an instrument are observable, the instrument is included in level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Following the Company’s Initial Public Offering in February 2014, the measurement for warrants is now a level 2 valuation, as the Company’s shares are traded on NASDAQ and the valuation of warrants is derived from the quoted share price.

The InoCard transaction as described under Note 9 created a Level 3 type contingent consideration, as the inputs to calculate this number are not based on observable market data. Details regarding the valuation of the contingent consideration are disclosed in Note 9. The Company had no contingent consideration financial liabilities at December 31, 2013 and there were no other transactions in contingent consideration during the year ended December 31, 2013, other than as disclosed in these financial statements. Therefore comparative information is not applicable.

The carrying amount of a financial asset or financial liability is a reasonable approximation of the fair value and therefore information about the fair values of each class has not been disclosed.

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
	(€ in thousands)
At December 31, 2013
Debt to related party—derivative (warrants)	—	—	722	722
Borrowings—derivative (warrants)	—	—	217	217
	—	—	939	939

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
	(€ in thousands)
At September 30, 2014
LIABILITIES
Debt to related party—derivative (warrants)	—	272	—	272
Borrowings—derivative (warrants)		93	—	93
Contingent consideration	—	—	1,301	1,301
	—	365	1,301	1,666

	LEVEL 3
	derivatives at
	fair value through	Contingent	Total
	profit or loss	consideration	Level 3
Opening balance January 1, 2014	939	—	939
Transfers to (from) level 3	(365)	—	(365)
Acquisition of InoCard GmbH (note 9)	—	1,301	1,301
Losses recognized in profit or loss	(574)	—	(574)
Closing balance at September 30, 2014	—	1,301	1,301

	LEVEL 3
Opening balance January 1, 2013	132
Issuance of warrants	366
Movement in equity on early conversion of loan	(3,005)
Losses recognized in profit or loss	3,446
Closing balance at December 31, 2013	939

Group valuation processes

The fair value of the level 2 liabilities as of September 30, 2014 has been determined using a Black-Scholes option pricing model. Key inputs include the risk-free rate, volatility, term, exercise price, and fair value of ordinary shares. The values are included within the tables presented above. Changes in the fair values are analyzed at each reporting date during the quarterly review process. The fair value of ordinary share is the quoted price as of September 30, 2014.

The fair value of the level 3 liabilities as of September 30, 2014 has been calculated using a Net Present Value calculation; key inputs were the probability of success of achieving the various milestones as well as the time at which they were estimated to have been achieved.

On the level 3 elements as presented per September 30, 2014 the Company performed a number of sensitivity analyses, keeping the probability of achieving a certain milestone payment equal. The main level 3 inputs used by the Company in estimating the contingent consideration on the level 3 elements are; price per treatment and ultimate achieved market share. This resulted in the contingent consideration varying within a €1,200,000 to €1,500,000 range, where the number presented equals €1,301,000. Varying the cumulative probability of success of achieving certain milestones through to market approval resulted in the contingent consideration increasing to €2,200,000 and the IPR&D to €5,600,000, where the presented numbers represent a 5 % cumulative probability of success and the alternative scenario is calculated with 7.1%.

4. Critical Accounting Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts and classifications of assets and liabilities, revenues and expenses in the condensed consolidated interim financial statements. The estimates that have a significant risk of causing a material adjustment to the financial statements include those utilized for share-based compensation, income taxes, research and development expenditures, borrowings, impairment of goodwill and IPR&D, fair value of derivatives and other financial instruments. Actual results could differ materially from those estimates and assumptions.

The preparation of financial statements in conformity with IFRS also requires the Company to exercise judgment in applying the accounting policies. Critical judgments in the application of the Company’s accounting policies relate to research and development expenditures, revenues and the cost of license revenues.

The condensed consolidated financial statements do not include all disclosures for critical accounting estimates and judgments that are required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2013.

Revenue recognition

The Company has not generated any revenues from royalties or product sales through September 30, 2014.

In July 2013, the Company received upfront payments in connection with the Glybera commercialization agreement and hemophilia B co- development agreements. Revenues from such non-refundable, up-front payments are initially reported as deferred revenues on the consolidated balance sheet and are recognized in revenues as earned over the period of the development, commercialization, collaboration or manufacturing obligation.

The Company also generates revenues from collaborative research and development arrangements. Such agreements may consist of multiple elements and provide for varying consideration terms, such as up-front, milestone and similar payments, which require significant analysis by management in order to determine the appropriate method of revenue recognition.

Where such arrangements can be divided into separate units of accounting (each unit constituting a separate earnings process), the arrangement consideration is allocated to the different units based on their relative fair values and recognized over the respective performance period. Where the arrangement cannot be divided into separate units, the individual deliverables are combined as a single unit of accounting and the total arrangement consideration is recognized over the estimated collaboration period. Such analysis requires considerable estimates and judgments to be made by management, including the relative fair values of the various elements included in such agreements and the estimated length of the respective performance periods.

Management has concluded that the up-front payments constitute a single unit of accounting and, accordingly, the up-front payments will be recognized over the estimated remaining period of the related manufacturing technologies.

5. Seasonality of Operations

The Company’s financial results have varied substantially, and are expected to continue to vary, from quarter to quarter. The Company therefore believes that period-to-period comparisons should not be relied upon as indicative of future financial results. The Company believes that its ordinary activities are not linked to any particular seasonal factors.

6. Segment Information

Operating segments are identified on the basis of whether the allocation of resources and/or the assessment of performance of a particular component of uniQure’s activities are regularly reviewed by uniQure’s chief operating decision maker as a separate operating segment. By these criteria, the activities of uniQure are considered to be one segment, which comprises the discovery, development and commercialization of innovative gene therapies, and the segmental analysis is the same as the analysis for uniQure as a whole. The Management Board is the chief operating decision maker, and it reviews the consolidated operating results regularly to make decisions about the Company’s resources, and to assess overall performance. The acquisition of InoCard GmbH has not changed the Company’s assessment of having only one operating segment.

The Company currently derives, and in the near future is expected to derive, the substantial majority of its revenues from a single party, Chiesi, based in Italy. The Company and Chiesi have entered into an exclusive collaboration for the development and commercialization of the Company’s Glybera and Hemophilia B programs in Europe and certain additional territories, pursuant to agreements which were entered into in April 2013, and which became effective in June 2013.

7. Property, Plant and Equipment

	LEASEHOLD	CONSTRUCTION	LAB	OFFICE
	IMPROVEMENTS	IN PROCESS	EQUIPMENT	EQUIPMENT	TOTAL
	(€ in thousands)
Period ended September, 2014
Opening net book amount	413	1,285	321	595	2,614
Reclassifications	12,391	(13,707)	772	544	0
Additions	35	13,484	393	277	14,189
Depreciation charge	(426)	––	(134)	(299)	(859)
Currency translation effects	668	395	11	37	1,111
Closing net book amount	13,081	1,457	1,363	1,154	17,055
At September, 2014
Cost	14,371	1,457	4,320	2,233	22,381
Accumulated depreciation	(1,290)		(2,957)	(1,079)	(5,326)

Net book amount	13,081	1,457	1,363	1,154	17,055

Construction in Process (“CIP”) at September 30, 2014 relates to the continued build-out of the Company’s manufacturing facility in Lexington, Massachusetts.

Depreciation expense of €859,000 for the nine months ended September 30, 2014 (nine months ended September 30, 2013: €398,000) has been mainly charged to research and development expense.

8. Intangible Assets

		CAPITALIZATION	IN-PROCESS		TOTAL
	LICENSE	OF DEVELOPMENT	RESEARCH &		INTANGIBLE
	FEES	EXPENSES	DEVELOPMENT	GOODWILL	ASSETS
	(€ in thousands)
Period ended September, 2014
Opening net book amount	4,667	3,108	—	—	7,775
Additions	146	2,725	4,665	1,342	8,878
Reductions	—	—	—	—	—
Amortization charge	—	—	—	—	—
Closing net book amount	4,813	5,833	4,665	1,342	16,653
At September, 2014					—
Cost	4,813	5,833	4,665	1,342	16,653
Accumulated amortization and impairment	—	—	—	—	—
Net book amount	4,813	5,833	4,665	1,342	16,653

Additions to intangible assets for the nine months ended September 30, 2014 include the continued capitalization of Glybera development expenses, in accordance with IAS 38, for a total amount of €2,725,000 compared with a restated €2,234,000 for the nine months ended September 30, 2013. Capitalization of Glybera costs commenced on March 21, 2013 and had a balance of €3,108,000 as of December 31, 2013. Other additions relate to the capitalization of license amendment fees following the agreements entered into with 4D Molecular Therapeutics, for a total amount of €146,000 compared with €1,389,000 for the nine months ended September 30, 2013. The 2013 addition related to the capitalization of sub-license amendments following the Chiesi transaction in June 2013. The acquisition of Inocard in July 2014 as described under note 1, resulted in an total addition of €6,007,000, of which €1,342,000 is recognized Goodwill and €4,665,000 as in-process research and development.

This goodwill is derived from the potential of adding a new therapeutic area to the current manufacturing platform. Goodwill will be tested annually for impairment following the rules in IAS 36 Impairment of Assets. An asset is impaired when its carrying amount is greater than its recoverable amount. The acquisition does not affect the current segmentation for reporting purposes and the goodwill is therefore assigned to the sole existing segment. The goodwill is expected to be non-deductable for tax purposes.

9. Business Combinations

On July 15, 2014 the Company signed and on July 31, 2014 the Company closed an agreement to acquire all shares of InoCard GmbH.  InoCard was founded in December 2013 as a spin-off of the University of Heidelberg, and is an early-stage biotechnology company focused on the development of gene therapy approaches for cardiac disease. InoCard has developed a novel gene therapy through preclinical proof of concept, for the one-time treatment of congestive heart failure (CHF). InoCard founders Prof. Patrick Most und Prof. Hugo Katus have joined uniQure as Managing Director of uniQure in Germany and Chairman of the Scientific Advisory Board, for Cardiovascular Diseases, respectively.

Under the terms of the agreement, InoCard shareholders have received an upfront payment of approximately €3,000,000 (€1,500,000 in cash and €1,500,000  in uniQure shares), and will receive a further  €14,500,000 in success-based milestone payments upon achieving certain clinical and regulatory targets. Upon a successful commercial launch of a developed product, the sellers will further receive a royalty payment of 0.5 % of the net product sales. The amount of the €14,500,000 in milestones is payable, at the Company’s sole discretion, in either cash or a variable number of Company shares, based on the then current stock price.

The acquired entity, InoCard, is effectively a single-product business, fully focusing on the further development of gene therapy approaches for cardiac disease.  All success based  milestones  relate to the further development of these programs and therefore these program are deemed the only material asset of the entity and as such, the value of  InoCard is assumed to fully be represented by the Fair Value of the InoCor program. As of the acquisition date the Company performed a purchase price allocation under IFRS 3, that resulted in a Fair Value assessment of the acquired IPR&D asset in a value of €4,665,000.

In determining the fair value of IPR&D, the Company utilized the Income Approach (Discounted Cash Flow method). Inputs to this model were assumptions on pricing and market share developments, together with assumptions on the cumulative probability of success of progressing through the various clinical development stages up to market approval; This method resulted in a series of future cash flow that were discounted at a rate of 30%.

The following table summarises the consideration paid for InoCard and the amounts of the assets acquired and liabilities assumed, recognized at the acquisition date

July 31, 2014
(€ in thousands)
Consideration paid:
Cash paid	1,463
Shares	1,500
Shares issued upon conversion of assumed convertible loan	17
Contingent consideration	1,301
Total consideration	4,281

The closing share price on July 31, 2014 was $10.22

Recognized amounts of identifiable assets acquired and liabilities assumed were as follows:

July 31, 2014
(€ in thousands)
Non-current assets
Intangible assets (excl. Goodwill)	4,665
Current assets
Cash and cash equivalents	373
VAT receivable	13
Non-current liabilities
Deferred tax liabilities	(1,379)
Current liabilities
Trade payables	(7)
Other payables	(726)
Total identifiable net assets	2,939
Goodwill	1,342

In relation to this acquisition an amount of €258,000 was recognized as transaction cost in the Selling, general and administrative expenses for the period.

The Fair Value of the contingent consideration  is estimated as the expected (i.e. probability-weighted) present value of the milestone payments and based on a discount rate of 30%. The relatively high discount rate is derived from the high uncertainty of progressing from the current pre-clincial development stage trough the various clinical stages before arriving at a commercial stage. The Fair Value of this Contingent Consideration will be re-measured every reporting date with changes recognized in profit & loss for the period. The fair value could change as the probability of the milestone payments changes, or due to the time value of money.The contingent consideration calculated as €1,301,000 is accounted for as a liability. The maximum, undiscounted contingent consideration amounts to €14,500,000 upon achieving clinical milestones with an additional 0.5 % royalty of future net product sales.

The IPR&D is not recognized for tax purposes; therefore a deferred tax liability is recognized for this temporary difference. The deferred tax liability is based on the fair value of the IPR&D multiplied by the German tax rate of 29.58%, resulting in a deferred tax liability of €1,379,000.

The loss included in the consolidated statement of comprehensive loss from August 1, 2014 to September 30, 2014 contributed by InoCard GmbH was €65,000. No revenues were contributed by InoCard.

Had InoCard been consolidated from January 1, 2014, the consolidated income statement for the nine months ended September 30, 2014 would show a pro-forma revenue of €0 and a pro-forma loss of €363,000.

10. Other Non-Current Assets

As of December 31, 2013 and September 30, 2014, the amount represents a refundable security deposit for the Lexington, Massachusetts facility, paid in September 2013.

11. Trade and Other Receivables

	DECEMBER 31,	SEPTEMBER, 30
	2013	2014
	(€ in thousands)
Receivables from related parties	1,425	1,138
Other receivables	764	952
Prepaid expenses	391	860
Social security and other taxes	402	376
Trade and other receivables	2,982	3,326

The fair value of trade and other receivables approximates their carrying value. As of September 30, 2014 and December 31, 2013, all trade and other receivables were assessed as fully recoverable. The carrying amount of the Company’s trade receivables are denominated in Euro and US Dollars.

The receivables from related parties as of September 30, 2014 relate to amounts payable by Chiesi of €1,138,000. The remaining element of receivables from related parties relate to certain wage tax liabilities settled by AMT on behalf of senior management in connection with purchases of AMT depositary receipts in 2007; these amounts are repayable to uniQure on sale of the related ordinary shares or on the respective employee ceasing to be employed by the Company of €23,000.

The other classes within trade and other receivables do not contain impaired assets. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

The other receivables primarily relate to prepaid rent, insurance and certain annual license fees for software and Intellectual Property.

12. Inventories

	DECEMBER 31,	SEPTEMBER, 30
	2013	2014
	(€ in thousands)
Raw materials	103	342
Work in process / intermediate products	762	197
Inventories	865	539

Inventories as of September 30, 2014 were €539,000 (December 31, 2013: €865,000). The amount includes the raw materials that are capitalized in connection with the manufacturing of Glybera for commercial sale, which is expected to commence in the fourth quarter of 2014  / first quarter of 2015. Also included in inventories are amounts assigned to work in progress and intermediate products following the initial production batches of Glybera. Only Glybera-related material that could not be used for commercial purposes is expensed.

The reduction in the inventories over the course of  2014 related to a number of batches, manufactured in 2013, that were in 2014 considered to be out of specifications and could not be put forward for commercial sale; the reduction was accordingly booked as research and development expenses.

13. Cash and Cash Equivalents

	DECEMBER 31, 2013	SEPTEMBER 30, 2014
	(€ in thousands)
Cash at bank and on hand	23,810	62,782

The cash balance as of September 30, 2014 reflects the net receipt of the proceeds from the Company’s Initial Public Offering in February 2014, as well as the amendment of the Hercules Loan.

Supplemental information relating to the cash flow statement

Purchases of fixed assets and changes in trade and other payables exclude a non-cash item of €824,000 largely related to the purchase of fixed assets, which have not yet been paid as of September 30, 2014. Refer to Note 7 above.

Purchases of intangible fixed assets and changes in trade and other payables exclude a non-cash item of €742,000 which has not yet been paid as of September 30, 2014. Refer to Note 8 above.

14. Equity

Following a general meeting of shareholders of uniQure on July 22, 2013, the Company’s authorized share capital was increased from €1,900,000 or 190,000,000 shares to €2,000,000 or 200,000,000 shares by the creation of a new sub-denomination of class C Ordinary Shares, on the following basis:

	A	B	C	TOTAL
Number of Ordinary Shares	34,281,263	3,718,737	2,000,000	40,000,000
Value (€)	1,714,063	185,937	100,000	2,000,000

Following the IPO where the Company issued 5,400,000 ordinary shares, as of September 30, 2014, a total of 17,840,496 shares were issued and paid up in full at a nominal value of €0.05 per share (December 31, 2013: 12,194,906 shares at €0.05 per share).

		Number of	Share Capital	Share Premium	Total Equity
Date	Description	Shares	Amounts	Amounts	Amounts
			(€ in thousands)	(€ in thousands)	(€ in thousands)
January 1, 2013	Brought forward	9,653,496	483	114,795	115,278
January—May, 2013	Employee and other persons new equity investments	90,747	4	274	278
July 24, 2013	Chiesi new equity investment	1,109,214	55	13,945	14,000
July 26, 2013	Conversion of 2012 & 2013 convertible loan	1,336,331	67	13,430	13,497
November 2013	Exercise of options	5,118	1	15	16
February 05, 2014	Initial Public Offering	5,400,000	270	61,683	61,953
July 31, 2014	Issuance of shares	192,128	10	1,507	1,517
September 2014	Exercise of options	53,462	2	162	164
					—
September 30, 2014		17,840,496	892	205,811	206,703

For further details about the conversion of the convertible loan in July 2013 refer to Note 15.

On February 5, 2014 the Company issued 5,400,000 ordinary shares at an initial public offering price of $17.00 per share. For the issuance of the 5,400,000 ordinary shares, the Company received proceeds, after deducting underwriting discounts but prior to deducting offering expenses payable by the Company, of €64,000,000 ($85,400,000).

On July 31, 2014 the Company issued 192,128 shares as part of the acquisition price of Incocard GmbH. The listed share price on July 31, 2014 was $10.22 For further details refer to Note 9.

In September 2014 the Company issued 53,462 shares, upon exercise of employee share options.

On December 31, 2013 and September 30, 2014 a total of 7,258 shares were held by the stichting participatie AMT as treasury shares. The par value as of  September 30, 2014 was €0.05 per share (as of December 31, 2013: €0.05 per share). All shares issued by the Company were fully paid. Besides the minimum amount of share capital to be held under Dutch law, there are no distribution restrictions applicable to equity of the Company.

Share Premium

All expenses related to the IPO were recorded in the consolidated statement of comprehensive income until the date at which it became probable that the IPO would occur. The Management Board determined that January 2, 2014, the date on which the Company first publicly filed its offering prospectus with the Securities and Exchange Commission, is considered to be the date at which the IPO became probable. Offering expenses totaling €668,000 related to the IPO and incurred subsequent to January 2, 2014 were deducted from the proceeds of the share issuance.

Total additions to share premium during the nine months ended September 30, 2014 were €63,352,000 net of costs. This increase in share premium was due to the issue of shares as described above.

Other Reserves

The costs of equity-settled share-based payments to employees are recognized in the income statement, together with a corresponding increase in equity during the vesting period, taking into account (deferral of) corporate income taxes.

During the nine months ended September 30, 2014 the Company recognized share-based payment expense of €7,192,580 (nine months ended September 30, 2013: €1,410,848), as described in Note 21. The amount presented in the first nine months of 2014 took into account the accelerated vesting of options upon closing of the at IPO, as well as the expenses incurred under the 2014 Option Plan in connection with awards granted to staff and associates on May 27, 2014 and the options granted to the management of 4D Molecular Therapeutics.

During the period the Company recognized  €693,000 as translation adjustments concerning uniQure Inc., these adjustments are included in the income statement under  “Other comprehensive income”.

In the period presented in these unaudited consolidated financial statements, the Company did not have any legal or other types of restricted reserves.

15. Trade and Other Payables

	DECEMBER 31,	SEPTEMBER, 30
	2013	2014
	(€ in thousands)
Trade payables	3,507	3,995
Social security and other taxes	802	756
Other current liabilities	3,292	4,173

Total trade and other payables	7,601	8,924

Other current liabilities

As of September 30, 2014 and December 31, 2013, other current liabilities consisted principally of accruals for services provided by vendors but not yet billed, reimbursements received from research and development partners for expenses which have yet to be incurred and miscellaneous liabilities.

16. Borrowings

	DECEMBER 31,	SEPTEMBER, 30
	2013	2014
	(€ in thousands)
Non-current
Borrowings	6,292	15,684
Total non-current	6,292	15,684
Current
Debt to related party-derivative	722	272
Borrowings	633	—
Borrowings-derivative	217	93
Total current	1,572	365
Total	7,864	16,049

December 2012 Convertible Loan and Amendment in March 2013

On December 17, 2012, uniQure entered into a convertible loan agreement with four of its major shareholders (Forbion, Gilde, Grupo Netco and Lupus Alpha), in respect of unsecured and unsubordinated loan notes, which had an issue price of 100% and paid an annual coupon of 8%. Of the total loan €1,498,000 was drawn down in the period to December 31, 2012 and the balance of €1,999,000 was drawn down in the period from January 1, 2013 to January 31, 2013, resulting in a total convertible loan amount of €3,497,000.

In March 2013, uniQure increased the loan by an additional €10,000,000 investment by Coller Capital. As part of the increase, the loan note terms for all loan note holders described above were amended such that the final maturity date of the loan notes was extended to December 31, 2014. Additionally, the warrant entitlement was reduced to 10% of the principal amount of the loan provided to uniQure.

Following the subscription for new equity by Chiesi, on July 21, 2013 the full convertible loan was converted on July 26, 2013 into new Class A Ordinary Shares, at a conversion price of €10.10 per share. This conversion marked the extinction of the convertible derivative instrument. The remaining derivative element arises from the warrants issued to the holders of the convertible loan as part of the convertible loan arrangements.

The warrants associated with the convertible loan, and which survive the conversion of the loan, are presented in the consolidated Balance Sheet as at September 30, 2014 within liabilities as a derivative with a fair value of €272,000.

Hercules Borrowing

The presented non-current borrowings relate to the Hercules Technology Growth Corp. venture debt loan facility, entered into on June 14, 2013 for a book value of €7,062,000 as of June 30, 2014, presented net of expenses for facility charges of 1.25% plus expenses related to legal counsel. The loan commitment is $10,000,000 with an interest rate of 11.85% and a back-end fee of 3.45%, which matures over a period of 39 months from the loan closing date. The interest-only period was initially set at 9 months and was extended to 15 months on completion of the transaction with Chiesi. In addition, the loan is secured by a lien on all of the Company’s assets (excluding intellectual property).

During the nine months ended September 30, 2014, an amount of $1,541,000 (€1,138,000), compared with $359,000 (€310,000) for the nine months ended September 30, 2013, was recorded as finance expense in relation to the Hercules borrowing. For the three months ending September 30, 2014 the amount was $565,000 (€432,000) compared with $303,000 (€229,000) for the three months ended September 30, 2013.

The warrant included in this loan agreement is not closely related to the host contract and therefore has been split and accounted for separately as a financial derivative measured at fair value though profit or loss. The fair value of this derivative is €93,000 and is included within the Current liabilities: Borrowings—derivative on the Consolidated Balance Sheet as of September 30, 2014.

On June 26, 2014 the Company entered into an amended and restated loan agreement (which amends the original loan agreement) of $20,000,000 (€14,600,000), presented net of expenses for facility charges of 1.00% plus expenses related to legal counsel. The additional amount of $10,000,000 (€7,344,000) was received net of expenses of $218,000 (€160,000). This leads to a total cash inflow of $9,782,000 (€7,184,000). The loan commitment is $20,000,000 with an interest rate of 10.25% and a back-end fee of $250,000 which matures over a period of 48 months. The interest-only period is 18 months.  As the terms of the amended loan agreement changed significantly compared to the original loan agreement (maturity date, interest rate, payback schedule), the Company fully amortised the unamortised transaction costs at issue which is required under IAS39, resulting in an extra amortisation charge through profit and loss for the period ending June 30, 2014 of $193,000 (€141,000).

The total value for the amended loan per September 30, 2014 is $19,896,000 (€15,685,000) and is recorded net of expenses under non-current borrowings. The warrants included in the original loan agreement remain in place and are unaffected.

The exchange result on the borrowings amounts to €1,149,000

In the period ending September 30, 2014 the current element of this loan facility reduced to nil, as the amended agreement introduced a further extension of the interest only period.

Finance Lease Liability

The finance lease liability relates to the Company’s facility at Meibergdreef in Amsterdam, the Netherlands.

The condensed consolidated financial statements do not include all disclosures for borrowings that are required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2013.

17. Revenues and Deferred Revenues

	SEPTEMBER, 30	SEPTEMBER, 30
	2013	2014
	(€ in thousands)
License revenues	220	662
Collaboration revenues	1,831	2,551
Total	2,051	3,213

	DECEMBER, 31	SEPTEMBER, 30
	2013	2014
	(€ in thousands)
Deferred revenues current portion	1,279	1,305
Deferred revenues	15,679	15,017
Total	16,958	16,322

During the nine months ended September 30, 2014, an amount of €662,000 (nine months ended September 30, 2013: €220,000) was recognized as license revenues. This amount relates to the recognition of the up-front payments received from Chiesi. During the nine months ended September 30, 2014, an amount of €2,551,000 (nine months ended September 30, 2013: €1,831,000) was recognized as collaboration revenues. This amount relates to reimbursements of expenses under the Company’s Co-Development Agreement with Chiesi in respect of its Hemophilia B program.

Upon signing of the Commercialization Agreement and the Co-Development and Commercialization Agreement with Chiesi on April 29, 2013, the Company received €17,000,000 as a non-refundable upfront payment. Based on an assessment performed by the Company, the €17,000,000 will be amortized on a straight-line basis, and presented as license revenues, over a period from July 2013 through September 2032: the date of expiration of the last intellectual property protection related to the Company’s manufacturing process. The Company determined that the €17,000,000 of up-front payments received from Chiesi constituted a single unit of accounting.

Collaboration revenues from contracts, typically from delivering research and development services are recognized on the basis of labor hours delivered at the agreements’ full time employee rate.

Cost reimbursements to which the Company is entitled under agreements are also recognized as collaboration revenues in the income statement in the same quarter of the recorded cost they are intended to compensate.

18. Research and Development Expenses

For the three months ended September 30, 2014 the research and development expenses amounted to €9,514,000 (three months ended September 30, 2013: €3,152,000); for the nine months ended September 30, 2014 the numbers increased to €23,740,000 (nine months ended September 30, 2013: €9,573,000). These increases are  mainly due to the additional development and clinical activities required to support the planned commercial launch of Glybera, as well as the increase on share based expenses (as described in note 21), in addition to the continued progression of uniQure’s other programs through later stage research and clinical development.

19. General and Administrative Expenses

For the three months ended September 30, 2014 general and administrative expenses amounted to €3,218,000 (three months ended September 30, 2013: €3,394,000); for the nine months ended September 30, 2014 the numbers increased to €8,035,000 (nine months ended September 30, 2013: €7,551,000). These limited increases are primarily due to expenses related to consultants (commercial, operations and administrative) and professional fees.

20. Other Comprehensive Income / Other gains & losses

For the three months ended September 30, 2014 other comprehensive income amounted to €703,000 (three months ended September 30, 2013: €6,000); for the nine months ended September 30, 2014 the numbers amounted to €693,000 (nine months ended September 30, 2013: €6,000). The amounts shown represent the foreign currency translation arising from the U.S. subsidiary, which was established in May 2013.

In the other Gains & Losses an amount of €3,594,000 is included which represents the foreign exchange result on our bankaccounts in USD.

21. Share-Based Payments

The condensed consolidated financial statements do not include all disclosures for share-based payments that are required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2013.

The 1,691,844 options outstanding at December 31, 2013, in total represent share based expense of €1,700,000 to be recognized from 2014 through to 2016. In addition, in January 2014 the Company granted another 609,744 options to the management of 4D Molecular Therapeutics. On May 27, 2014 the Company granted 926,000 new options under the 2014 plan, all with a strike price of $9.35. Options under the 2014 Plan will vest over a period of 4 years, with 25 % vesting after a one year cliff and the remainder, by quarters, split equally over the following three years. Total options outstanding as at September 30, 2014 were 3,174,126.

During the three months ended September 30 2014 the Company recognized a share-based payment expense of €2,567,000 (three months ended September 30, 2013: €464,000). For the nine months ended September 30, 2014 the Company recognized share-based expense of €7,193,000 (of which €725,000 related to the 2014 Plan); for the nine month ended September 30, 2013 the Company recognized  share-based expense of €1,411,000.

22. Loss Per Share

Basic

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted average number of issued and outstanding ordinary shares during the year.

	September 30,	September 30,
	2013	2014
	(€ in thousands)
Loss attributable to equity holders of the Company (€ in thousands)	(20,002)	(25,879)
Weighted average number of ordinary shares outstanding	10,324,921	16,853,136
Loss per Share (€)	(1.94)	(1.54)

For the period of three months ending on September 30 2013, and September 30, 2014; the loss per share was €(0.61) and €(0.51) respectively.

Diluted

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares outstanding, assuming conversion of all dilutive potential ordinary shares. Due to the fact that the Company is loss making, all potential ordinary shares had an antidilutive effect, if converted, and thus have been excluded from the computation of loss per share.

	September 30,	September, 30
	2013	2014
	(€ in thousands)
Warrants	170,802	170,802
Share options under 2012 Plan	1,691,844	2,248,126
Share options under 2014 Plan		926,000
Total	1,862,646	3,344,928

23. Related-Party Transactions

In the nine month periods ended September 30, 2014 and 2013, the Management Board received regular salaries and contributions to post-employment schemes. Additionally, selected members of the Supervisory Board received compensation for their services in the form of cash compensation.

Following the IPO the Company recognizes as related parties only those shareholders that are holding more than 5% of the Company’s shares.

Funds affiliated with Forbion Capital partners have a material interest in the Company. In addition, Professor Sander van Deventer and Mr. Sander Slootweg, who were appointed as members of the Supervisory Board of uniQure on April 5, 2012, are each partners of Forbion. Based on the information above, Forbion is a related party of uniQure.

Funds affiliated with Gilde Healthcare have a material interest in the Company. In addition, Mr. Edwin de Graaf, who was appointed as a member of the Supervisory Board of uniQure on April 5, 2012 and resigned on November 8, 2013, is a partner of Gilde Healthcare Partners. Based on the information above, Gilde Healthcare is a related party of uniQure.

Chiesi became a related party following the commercial and investment agreements concluded with the Company on June 30, 2013, and Coller Capital became a related party following the conversion of the convertible loan in July 2013.

Transactions

In the period ending September 30, 2014, the Company received various payments from Chiesi for issued invoices totaling €3,082,000. As of September 30, 2014 the Company had a receivable outstanding with Chiesi for €1,115,000.

Key Management Compensation

The below table shows the compensation for the Supervisory Board, the Managing Directors and senior Management:

		SHORT TERM		POST-
		EMPLOYEE	SHARE BASED	EMPLOYMENT	ADVISORS	TERMINATION
		BENEFITS	PAYMENTS (1)	BENEFITS	FEE	BENEFITS	TOTAL
		(€ in thousands)
FOR THE
Year ended December 31, 2013	Supervisory Board	—	296	—	104	—	400
	Managing directors	747	377	60	—	—	1,184
	Senior Management	1,101	873	109	—	—	2,083
		1,848	1,546	169	104	—	3,667
9 months ended September 30, 2013	Supervisory Board	—	211	—	49	—	260
	Managing directors	577	325	45	—	—	947
	Senior Management	753	335	78	—	—	1,166
		1,330	871	123	49	—	2,373
9 months ended September 30, 2014	Supervisory Board	—	122	—	117	—	239
	Managing directors	499	193	32	—	—	724
	Senior Management	1,238	1,080	120	—	—	2,438
		1,737	1,395	152	117	—	3,401

(1)             In the nine months ended September 30, 2014, of the total amount, €335,000 related to the accelerated vesting of options upon the closing of the IPO.

The condensed consolidated financial statements do not include all disclosures for related-party transactions that are required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the period ended December 31, 2013.

24. Commitments / Contingent Liabilities

uniQure leases various office space and laboratory space under operating lease agreements. The Company leases its headquarters under an agreement between uniQure and AMC, represented by BDDA and Amsterdam Vector Productions B.V. (“AVP”), both subsidiaries of AMC (Second Rental Agreement) in respect of facilities located at Meibergdreef 61 Amsterdam, from October 1, 2005 until September 30 2016, and an agreement for the lease of facilities at Meibergdreef 57, Amsterdam, from July 1, 2006 until September 30, 2016. The aggregate annual lease payments amount to €542,000.

The lease expenditure charged to the income statement for the nine months ended September 30 2014 was €396,000 (for the nine months ended September 30, 2013: €471,000).

The future aggregate minimum lease payments under non-cancellable operating leases as of September 30, 2014 and December 31, 2013 are as follows:

	DECEMBER 31,	SEPTEMBER, 30
	2013	2014
	(€ in thousands)
No later than 1 year	1,243	1,849
Later than 1 year and no later than 5 years	6,053	6,233
Later than 5 years	7,927	7,359

Total	15,223	15,441

On July 24, 2013 uniQure entered into an agreement for the lease of facilities at 113 Hartwell Avenue, Lexington, Massachusetts, United States that became effective from November 5, 2013 onwards until November 5, 2023. uniQure has an option to extend the lease for up to an additional 10 years. The aggregate annual lease payments for the period to November 5, 2023 amount to $18,937,000 (€ 13,878,000), including an initial rent-free period of seven months from the commencement of the lease which was effective at November 5, 2013.

The lease payments under an operating lease will be recognized as an expense on a straight line basis over the full duration of the lease, taking into account the lease incentives for a total of $7,259,000 (€5,319,000) as received from the landlord; This results in a monthly expense of $91,950 (€67,387); for the period ending September 30, 2014 the Company recorded a related expense of $827,554 (€611,204). As of September 30, 2014 the Company recorded deferred rent of € 5,976,000 ($7,582,000).

Further details regarding the accounting for this lease is set out in the audited consolidated financial statements for the year ending December 31, 2013.

Research and Development Commitments

uniQure has entered into research and development commitments in relation to uniQure’s product pipeline. The future aggregate minimum payments under these research and development commitments are as follows:

	DECEMBER 31,	SEPTEMBER, 30
	2013	2014
	(€ in thousands)
No later than 1 year	327	301
Later than 1 year and no later than 5 years	—	—
Later than 5 years	—	—

Total	327	301

Grant Commitments

From October 1, 2000 until May 31, 2005, AMT received a technical development loan from the Dutch government in relation to development of Glybera. This grant includes a repayment clause in the event the Company generates revenues from the related project. AMT received total grants of €3,605,000 relating to eligible project costs in the grant period. The grant amount received bears interest of 5.7% per annum and must be repaid in the period January 1, 2008 through December 31, 2017 as a percentage of revenues which are derived from product sales of Glybera. If future royalty payments are not sufficient to repay the grant on or prior to December 31, 2017, or if there are no revenues generated, the remaining balance will be forgiven. Repayment obligations continue to apply if the product is not commercialized or transferred to others. The total amount of the contingent commitment as at September 30, 2014 was €5,747,000 comprising the original total amount of the grant together with accrued interest.

Historically, the Company also received a “Technisch ontwikkelingsproject” (TOP) (or technical development project) grant from the Dutch government amounting to €130,000 on a project that was terminated. If the Company realizes income from the sale of assets developed under that grant, repayment clauses will apply. The Company has not recorded any liability to repay amounts in respect of this grant within these financial statements.

Other contingent liabilities

On December 11, 2013, the Company received a formal request for arbitration from Extera Partners, a consulting firm based in Cambridge, Massachusetts, alleging a fee to be due in respect of consulting services provided to the Company in connection with a partnering transaction. The request for arbitration was received by the International Court of Arbitration at the International Chamber of Commerce on December 12, 2013. The amount claimed is $100,000 plus 2.5% of all proceeds, including equity investments, the Company receives from Chiesi pursuant to its collaboration agreements entered into in the second quarter of 2013. The Company’s engagement letter with Extera Partners contains a cap limiting the maximum liability to €5,000,000.

On May 12, 2014, the ICC appointed and confirmed a sole arbitrator. On October 1,2014, Extera Partners LLC filed its Statement of Case which includes an estimated claim based on the formula mentioned above and on Extera’s estimate of potential future revenues. A final merits hearing has been scheduled for July 2015. The Company has denied the claim and intends to vigorously defend against it.

25. Events After the Balance Sheet Date

No events occurred after the balance sheet date that would have a material impact on the result or financial position.